BB&T Corporation

200 West Second Street

Winston-Salem, North Carolina 27101

VIA EDGAR

August 3, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re:	BB&T Corporation

Registration Statement on Form S-3 (Post-Effective Amendment No. 1 to Form S-4)

Filed August 3, 2015 under EDGAR submission type “POS AM”

File No. 333-200959

Request for Withdrawal Pursuant to Rule 477

Dear Mr. Envall:

On behalf of BB&T Corporation, we are transmitting this letter relating to the above-referenced filing made with the Securities and Exchange Commission (the “Commission”) on August 3, 2015. Due to clerical error, this filing was erroneously designated with the submission type “POS AM” rather than “POSASR.”

By this letter we are requesting the Commission’s consent to the withdrawal of the above-referenced amendment filing, which we are re-filing with the submission type “POSASR” on August 3, 2015, with no further changes. In accordance with Rule 477 under the Securities Act of 1933, as amended, no securities have been sold under the Post-Effective Amendment No. 1.

Thank you for your assistance. Should you have any questions with respect to the foregoing, please feel free to call the undersigned at 336-733-2654.

Very truly yours,

/s/ Brad Kamlet, Esq.

BB&T Corporation